SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Overbrook Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,199,140
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,199,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* IA, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. Goffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,009,900
	6	SHARED VOTING POWER 3,199,140
	7	SOLE DISPOSITIVE POWER 1,009,900
	8	SHARED DISPOSITIVE POWER 3,199,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brad S. Rosenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,199,140
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,199,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan D. Urfrig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,199,140
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,199,140
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,140
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Overbrook Management Corporation, a New York corporation (“Overbrook”), Mr. Andrew J. Goffe, a principal of Overbrook, Mr. Brad S. Rosenberg, a principal of Overbrook, and Mr. Jonathan D. Urfrig, a principal of Overbrook (collectively, the “Reporting Persons”), relating to Common Shares, no par value (the “Common Stock”), of SunOpta Inc., a Canadian corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Overbrook through the accounts of certain private funds and managed accounts (collectively, the “Overbrook Accounts”) and Mr. Goffe individually.

Item 1(a)	Name of Issuer.

SunOpta Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2838 Bovaird Drive West

Brampton, Ontario L7A 0H2, Canada

Item 2(a)	Name of Person Filing.

Overbrook Management Corporation (“Overbrook”), Mr. Andrew J. Goffe, Mr. Brad S. Rosenberg and Mr. Jonathan D. Urfrig.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

122 East 42nd Street

Suite 2500

New York, New York 10168

Item 2(c)	Citizenship or Place of Organization.

Overbrook is a corporation organized under the laws of the State of New York. Mr. Goffe, Mr. Rosenberg and Mr. Urfrig are the principals of Overbrook and are United States citizen.

Item 2(d)	Title of Class of Securities.

Common Shares, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

8676EP108

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Overbrook, Mr. Rosenberg and Mr. Urfrig may be deemed the beneficial owners of the 3,199,140 shares of Common Stock held by the Overbrook Accounts. Mr. Goffe may be deemed the beneficial owner of the 4,209,040 shares of Common Stock held by the Overbrook Accounts and Mr. Goffe directly.

(b)	Overbrook, Mr. Rosenberg and Mr. Urfrig may be deemed the beneficial owners of 4.8%, and Mr. Goffe may be deemed the beneficial owner of 6.3%, of the Issuer’s outstanding shares of Common Stock. These percentages were calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, by 67,037,866, the number shares of Common Stock issued and outstanding as of November 7, 2014, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014.

(c)	The Reporting Persons have the shared power to vote and dispose of the 3,199,140 shares of Common Stock held by Overbrook Accounts. Mr. Goffe has the sole power to vote and dispose of the 1,009,900 shares of Common Stock he holds directly.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 12, 2015, by and among Overbrook, Mr. Goffe, Mr. Rosenberg and Mr. Urfrig.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

OVERBROOK MANAGEMENT CORPORATION

By:	/s/ Andrew J. Goffe
Andrew J. Goffe
Chief Executive Officer and Chief Investment Officer

/s/ Andrew J. Goffe
Andrew J. Goffe

/s/ Brad S. Rosenberg
Brad S. Rosenberg

/s/ Jonathan D. Urfrig
Jonathan D. Urfrig